FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2003

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

  Press Release dated 09/02/03

  Press Release dated 09/03/03

  Press Release dated 09/17/03

  Press Release dated 09/23/03

  Ontario Form 27, B.C. Form 53-901.F, Material Change Report dated 09/25/03

  Multilateral Instrument 45-103, B.C. Form 45-103F4, Report of Exempt Distribution dated 09/25/03

  B.C. Form 45-102F2, Certificate Under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities dated 09/25/03

  Annual List of Officers, Directors and Agents, State of Nevada, Almaden America Inc. dated 09/08/03

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  September 2, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

Yukon Projects Optioned to Kobex Resources Ltd.

Almaden Minerals Ltd. (Almaden) is pleased to announce that it has formed an option agreement with Kobex Resources Ltd. (Kobex) on 210 claims comprising mineral properties known as the Mor, Caribou Creek and Cabin Lake properties located in south central Yukon under the terms of which Kobex can earn a 50% interest therein from Almaden by expending $50,000 in exploration by August 31, 2004 and the issuance of 100,000 shares in its capital to Almaden upon receipt of regulatory approval. In order to maintain the option in good standing, the Kobex must expend a further $450,000 on exploration by August 31, 2007 and issue an additional 300,000 shares of it's capital in installments of 100,000 shares by August 31, 2005, 2006 and 2007 respectively. Kobex may earn an additional 10% interest in the property by expending a further $500,000 by August 31, 2008 and issue 100,000 shares. Upon commencement of commercial production, Kobex would be required to issue an additional 500,000 shares to Almaden.

The Mor, Caribou Creek and Cabin Lake claims cover volcanogenic sulphide (VMS) type base and precious metal occurrences hosted in the prospective Yukon - Tanana Terrane. Previous work has delineated geochemical and geophysical anomalies. The properties are underlain by similar geology to that in the Finlayson Lake district (160 km to the northeast) where several important volcanogenic massive sulphide deposits have been discovered since 1994.

Almaden currently has ten active joint venture projects which including six in which partners are spending to earn an interest in the project and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  September 3, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the El Pulpo Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden Minerals Ltd. (Almaden) has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. The property was staked by Almaden to cover two known copper-gold porphyry targets and three high grade gold vein targets including the Papaya and La Trucha zones. Work to date by Ross River has focussed on the high grade gold vein targets and has expanded mineralisation previously known and identified by Almaden over a surface area in excess of 12 square kilometres.

Ross River has provided Almaden with the latest analytical results from sampling of both the Papaya and La Trucha zones of veining which follow in tabular form.

Ross River has reported that sample widths on the Papaya target are predominantly within veins, and that vein widths have yet to be delineated but range from at least 6 metres to over 10 metres. The complete gold, silver and copper assays reported by Ross River from La Papaya vein, measured from north to south are shown in the following table:

Sample	Distance	Sample	Au	Ag	Au Equiv.	Cu
Number	South(m)	Width(m)	g/t	g/t	g/t**	%
128410	0	2.0	2.42	333.90	6.71	0.55
128516	525	float	2.83	105.60	4.19	0.17
128517	531	1.3	6.85	298.20	10.68	0.22
128518	541	2.0	6.49	1437.90	24.97	0.70
128520	557	2.0	1.19	1356.80	18.63	0.07
4671	559	2.0	30.66	155.90	32.66	0.61
4672	562	float	0.44	3.70	0.49	0.02
128519	565	2.0	3.72	764.80	13.55	0.10
128521	568	1.3	0.87	13.70	1.05	0.11
4689	785	0.6	0.48	49.60	1.12	0.40
4687	796	2.0	13.14	52.40	13.81	1.48
4688	798	2.0	2.65	270.60	6.13	0.15
128058	1757	0.1	1.23	15.50	1.43	0.11
128057	1778	0.6	144.35	231.10	147.32	1.67
128056	1781	float	10.64	89.50	11.79	1.01
128055	1801	0.2	1.80	67.70	2.67	0.15
128054	1952	0.2	1.13	14.80	1.32	0.44
128053	2001	1.0	4.47	36.00	4.93	0.70
128052	2005	0.7	3.68	12.70	3.84	0.13
128051	2068	1.0	7.58	45.10	8.16	0.47
	TOTAL AVERAGE		12.33	267.78	15.77	0.46

**Gold Equivalent is based on silver price of $4.50/ounce and gold price of $350/ounce

Ross River has also reported that two additional veins to the west and within 400 metres of the Papaya vein (Juana and Cerro Blanco veins) have been traced over the same strike length as the Papaya vein, and that four additional parallel veins in the same area have been discovered but have yet to be sampled. This system is open along strike both to the north and south and the full widths of all the veins remain to be delineated. Widths of these veins have not been fully delineated but range from at least 5 metres to over 10 metres. Assays received from the Juana vein range from 0.13 g/t gold, 98.4 g/t silver to 7.08 g/t gold, 206.9 g/t silver and range from 0.02 g/t gold, 145.2 g/t silver to 3.3 g/t gold, 154.1 g/t silver for the Cerro Blanco vein. Copper values from the Juana vein range from 0.01% to 2.6% and from 0.01% to 0.5% for the Cerro Blanco vein.

Ross River has also reported results from the La Trucha target located 2 kilometres northeast of the Papaya target.

The samples reported by Ross River from the La Trucha zone are preliminary reconnaissance samples from at least 6 sub-parallel veins, whose combined exposed width is at least 16 metres, within a zone of 100 metres in width. The exposed strike length of these veins, within a 'window', through overburden cover, is 140 metres. The full widths of these veins remain to be delineated. Complete gold, silver and copper assays from La Trucha quartz-tourmaline veins are shown in the following table:

Sample Number	Vein	Sample Width(m)	Au (g/t)	Ag (g/t)	Au Equiv. (g/t)**	Cu (%)
128059	A	3.5	37.35	358.10	42.00	0.96
128060	A	3.5	39.81	578.50	47.32	1.71
128418	A	3.5	6.90	109.90	8.31	1.31
		AVERAGE	28.02	348.80	32.55	1.33

128419	B	2.0	6.52	815.70	17.00	1.16
128420	B	1.0	5.94	183.20	8.29	0.73
128514	B	2.2	0.59	255.00	3.87	0.74
		AVERAGE	4.35	418.00	9.72	0.88

128490	C	4.0	2.55	296.70	6.36	0.49
128513	C	5.0	13.73	442.40	19.42	0.81
		AVERAGE	8.14	369.60	12.89	0.65

128487	D	Grab	0.59	152.30	2.55	1.88
128488	D	1.0	3.43	182.10	5.77	1.52
128489	D	1.0	1.83	293.70	5.61	1.82
128491	D	0.2	2.09	84.80	3.18	0.32
128511	D	2.0	1.60	1614.20	22.35	0.95
128512	D	1.0	0.86	631.90	8.98	1.21
		AVERAGE	1.73	493.20	8.07	1.28

128508	E	1.5	0.99	46.70	1.59	0.52
128492	F	2.0	0.81	14.10	0.99	0.05
128493	F	1.0	29.96	222.50	32.82	0.83
128510	F	2.0	0.82	150.60	2.76	0.84
		AVERAGE	10.53	129.10	12.19	0.57

4679		Float	24.42	792.20	34.60	2.60
128084		Float	0.42	137.70	2.21	0.88
128509		Float	0.20	147.70	2.10	2.22
		TOTAL AVERAGE	8.64	357.60	13.24	1.12

**Gold Equivalent is based on silver price of $4.50/ounce and gold price of $350/ounce

Approximately one kilometre along strike to the southwest another area of sub-outcropping quartz-tourmaline veins exposed through overburden cover and Ross River has reported the following results of sampling from this zone:

Sample Number	Vein	Sample Width(m)	Au (g/t)	Ag (g/t)	Au Equiv. (g/t)**	Cu (%)
128416	rubble	2.0	0.28	70.90	1.19	0.67
128438	sub-outcrop	grab	0.48	211.10	3.19	1.17
128439	sub-outcrop	grab	4.84	403.20	10.02	1.78
128440	sub-outcrop	grab	11.39	353.10	15.93	1.36
128441	sub-outcrop	2.0	0.09	73.00	1.03	0.60
	TOTAL AVERAGE		3.42	222.30	6.27	1.11

**Gold Equivalent is based on silver price of $4.50/ounce and gold price of $350/ounce

Ross River has reported that the veins whose assays are reported above on La Trucha and its southwest extension are open along strike to the southwest and northeast. Paul Kallock B.Sc., P.Geo, of Ross River verified the sampling techniques at these locations and is a qualified person under the meaning of National Instrument 43-101. Assays were completed by Acme Analytical Laboratories, Vancouver.

Ross River has informed Almaden that it is planning to return as soon as possible to the property to carry out detailed geological mapping, trenching, sampling and geochemical and geophysical surveys to more precisely determine the location and width of the veins which will be followed by an extensive drilling program.

Almaden currently has ten active joint ventures covering 12 properties, including six properties in which partners are spending to earn an interest in the project and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

__________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  September 17, 2003

Trading Symbol: AMM -TSX

www.almadenminerals.com

Two New Gold Projects Acquired in Mexico

Almaden Minerals Ltd. (Almaden) is pleased to announce that it has acquired two new gold projects in Mexico. The properties are located very close to one another in Puebla State. The properties, called the Santa Maria and Zapotec were recognised during a helicopter reconnaissance program for copper porphyry systems that is a partnership with BHP Billiton. A 100% interest was acquired in both the Santa Maria and Zapotec properties by staking. The Santa Maria and Zapotec projects have been offered to BHP Billiton under terms of the joint venture agreement.

The Santa Maria project covers an area of intensely altered rocks roughly 5 by 5 kilometers in size. Within this area a field program carried out by Almaden identified both a porphyry copper and an epithermal gold target. The copper porphyry target occurs within K-silicate altered intrusive rocks that intrude deformed limestone which is overlain by intensely altered volcanic rocks. Calc-silicate altered limestone occurs in proximity to the intrusive contacts and is associated with skarn-type copper mineralization. Multiple phases make up the intrusive body which has been altered and veined. Stockwork quartz pyrite veining dominates the alteration and is associated with minor copper mineralization. This alteration is observed to overprint earlier potassic alteration. An induced polarisation geophysical survey was carried out on one line over the exposed stockwork veined intrusive. This survey indicated that the exposed mineralization represents a portion of a larger intrusive hosted system. The volcanic rocks, which are exposed roughly one kilometre to the south of the outcropping intrusive are also extensively altered. The alteration is indicative of the upper parts of an epithermal system and includes replacement silicification and sinter, the precipitate or sediment that was deposited from a hot spring. Quartz-calcite veins with textural evidence of boiling have been identified outcropping in limestone roughly 100 meters beneath the exposed sinter. Initial sampling of these veins and from float boulders of breccia containing quartz vein fragments have returned anomalous values in gold and silver as high as 600 g/t Ag and 1.5 g/t Au. The sinter and the overlying altered volcanic rocks are highly anomalous in Hg, As and Sb. Almaden feels that the Santa Maria project has the potential for both a porphyry copper gold system and an epithermal gold silver vein system. Such mineralising environments are commonly closely associated with one another, particularly in the geologic environment identified at Santa Maria. Epithermal gold deposits that are spatially associated with copper porphyry mineralization include the world class Porgera and Lihir deposits, both in Papua New Guinea.

The Zapotec project is located roughly 80 kilometers from Santa Maria and is hosted by similar volcanic rocks as those at Santa Maria. The Zapotec property covers a greater than 5 by 5 kilometer area of acid sulphate alteration, replacement silicification and sinters that are anomalous in Hg, As and Sb. In several areas breccias have been identified that contain fragments of altered volcanic and vein material. To date no significant Au and Ag values have been returned from a very preliminary sampling program, however this work indicates that the exposed alteration represents the upper part of an unexplored epithermal system.

Morgan Poliquin, M.Sc., P.Eng., a director of the company, is the qualified person on the projects under the meaning of National Instrument 43-101.

Almaden currently has 10 active joint ventures on 12 projects, including 6 in which other companies are carrying all costs and making significant exploration expenditures to earn an interest in the projects. Almaden's joint venture with BHP Billiton to explore regionally for copper-gold deposits in Mexico is ongoing with the evaluation of many projects identified in a preliminary program. Almaden will continue with its successful business model of identifying exciting new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop our projects in return for the right to earn an interest in them.

ON BEHALF OF THE BOARD OF DIRECTORS

"Morgan J. Poliquin"

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD.

1103 - 750 West Pender Street

Vancouver, BC

V6C 2T8

Telephone: (604) 689-7644

Facsimile: (604) 689-7645

NEWS RELEASE

September 24, 2003

Trading Symbol: AMM-TSX

Almaden Minerals Ltd. (the "Company") announces that it has closed the previously announced private placement of 1,700,000 units, each unit being comprised of one common share and one non-transferable common share purchase warrant, each common share purchase warrant entitling the purchase of one additional common share of the Company at a price of $1.25 per Warrant Share at any time on or before 4:00 p.m. (Pacific Standard Time) (subject to Acceleration Expiry Date), on the first business day that is one year after the Closing Date, at a price of $1.50 per Warrant Share that is two years after the Closing Date; thereafter at a price of $1.75 per Warrant Share during the third year; at a price of $2.00 per Warrant Share during the fourth year and at a price of $2.25 per Warrant Share that during the fifth year. All of the shares and warrants comprising the units are subject to a Toronto Stock Exchange hold period expiring January 19, 2003.

Accelerated Expiry Date

In the event that, at any time after the expiration of one calendar year after the Closing Date, the 20 trading day weighted average trading price of the Company's Common Shares for any 20 consecutive trading days is $0.50 or more above the then current Exercise Price (the twentieth such trading day being the "Determination"), the Company agrees that it will forthwith on the Determination immediately notify the Holder (the "Notice of Expiry") of the accelerated expiry date, being a date which is not less than the thirtieth calendar day following the date of the Notice of Expiry (the "Accelerated Expiry Date"). All Warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the Holder(s).

BY ORDER OF THE BOARD OF DIRECTORS

"Duane Poliquin"

___________________________
Duane Poliquin, President

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release..

This is a form of a material change report required under Section 75(2) of the Securities Act (Ontario).

FORM 27

Securities Act

This is a form of a material change report required under Section 85(1) of the Securities Act (British Columbia).

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

ALMADEN MINERALS LTD. (the "Issuer")

1103-750 West Pender Street

Vancouver, British Columbia  V6C 2T8

Telephone: (604) 689-7644

Item 2.

Date of Material Change

September 18, 2003

Item 3.

Press Release

Press release was issued in Vancouver, British Columbia for distribution on Canada NewsWire on September 24, 2003.

Item 4.

Summary of Material Change

The Issuer closed a non-brokered private placement of 1,700,000 units at a price of $0.70 per unit for gross proceeds of $1,190,000

Item 5.

Full Description of Material Change

The Issuer closed a non-brokered private placement of 1,700,000 units at a price of $0.70 per unit for gross proceeds of $1,190,000. Each Unit consists of one common share and one non-transferable common share purchase warrant, entitling the holder to purchase one additional common share at a price of $1.25 per share during the first year that is one day from the date of Closing; thereafter at a price of $1.50 per share that is two years after the Closing Date; thereafter at a price of $1.75 per share that is three years after the Closing Date; thereafter at a price of $2.00 per share that is four years after the Closing Date and at a price of $2.25 per share that is five years after the Closing Date. A commission of 119,000 fully paid units was issued to Global Resources Investments Inc. in respect to the placement of 1,700,000 of such units.

Accelerated Expiry Date

In the event that, at any time after the expiration of one calendar year after the Closing Date, the 20 trading day weighted average trading price of the Company's Common Shares for any 20 consecutive trading days is $0.50 or more above the then current Exercise Price (the twentieth such trading day being the "Determination"), the Company agrees that it will forthwith on the Determination immediately notify the Holder (the "Notice of Expiry") of the accelerated expiry date, being a date which is not less than the thirtieth calendar day following the date of the Notice of Expiry (the "Accelerated Expiry Date"). All Warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the Holder(s).

Item 6.

Reliance on Section 85(2) of the Act

Not Applicable

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Duane Poliquin, President.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 25th day of September, 2003.

ALMADEN MINERALS LTD.

By:   "Duane Poliquin"

    President
(Official Capacity)

 Duane Poliquin
(Please print here name of individual whose signature appears above.)

MULTILATERAL INSTRUMENT 45-103

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1.

ALMADEN MINERALS LTD.

1103 - 750 WEST PENDER STREET

VANCOUVER, B.C.  V6C2T8

2.

The Issuer is a reporting issuer in the jurisdiction of British Columbia, Alberta and Ontario.

Details of distribution

3.

The date of Distribution was September 18, 2003.

4.

For each security distributed:

(a)

1,700,000 Units (1,700,000 shares and 1,700,000 warrants)

(b)

1,700,000 units, each unit consisting of one common share and one common share purchase warrant with each warrant granting the right to purchase one additional common share at a price of $1.25 per Warrant Share at any time, (subject to Accelerated Expiry Date), on or before the first business date that is one year after the Closing Date; thereafter at a price of $1.50 per Warrant Share that is two years after the Closing Date; thereafter at a price of $1.75 per Warrant Share that is three years after the Closing Date; thereafter at a price of $2.00 per Warrant Share that is four years after the Closing Date and at a price of $2.25 per Warrant Share that is five years after the Closing Date.

Accelerated Expiry Date

In the event that, at any time after the expiration of one calendar year after the Closing Date, the 20 trading day weighted average trading price of the Company's Common Shares for any 20 consecutive trading days is $0.50 or more above the then current Exercise Price (the twentieth such trading day being the "Determination"), the Company agrees that it will forthwith on the Determination immediately notify the Holder (the "Notice of Expiry") of the accelerated expiry date, being a date which is not less than the thirtieth calendar day following the date of the Notice of Expiry (the "Accelerated Expiry Date"). All Warrants not exercised by the expiration of the Accelerated Expiry Date shall be deemed cancelled without further notice to the Holder(s).

1.

See attached Schedule "A".

2.

Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.70	$154,000
United States	$0.70	$945,000
Bermuda	$0.70	$35,000
South Africa	$0.70	$56,000
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.70	$1,190,000

Commissions and finder's fees

3.

Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Global Resources Investments Ltd. 7770 El Camino Real Carlsbad, CA 92009	7% paid in Units 119,000 Units	MI 45-103 (5.1)(2) Securities Rule 128 (f)	$0.70

CERTIFICATE

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: September 25, 2003.

ALMADEN MINERALS LTD.

"Morgan Poliquin"

Per:

MORGAN POLIQUIN - DIRECTOR

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of

Multilateral Instrument 45-102 Resale of Securities

Complete 1. or 2.

1.

Almaden Minerals Ltd. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on September 18, 2003 of 1,819,000 Units (each Unit consisting of one common share and one share purchase warrant) of Almaden Minerals Ltd., Almaden Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, this 25th day of September, 2003.

Almaden Minerals Ltd.

"Duane Poliquin"

By: _____________________

Duane Poliquin

President & CEO

ANNUAL LIST OF OFFICERS, DIRECTORS AND AGENTS OF:

ALMADEN AMERICA INC

FILE NUMBER

9213-1990

FOR THE PERIOD OCT 2003 TO 2004. DUE BY OCT 31, 2003.

The Corporation's duly appointed resident agent in the State of Nevada upon whom process can be served is:

RA# 902

LEROY ARRASCADA

145 RYLAND ST
RENO NV 89501

FOR OFFICE USE ONLY
FILED (DATE)

☐ IF THE ABOVE INFORMATION IS INCORRECT, PLEASE CHECK THIS BOX AND A CHANGE OF RESIDENT AGENT/ADDRESS FORM WILL BE SENT.

PLEASE READ INSTRUCTIONS BEFORE COMPLETING AND RETURNING THIS FORM.

1. Include the names and addresses, either residence or business, for all officers and directors. A **President, Secretary, Treasurer and all Directors** must be named. There must be at least one director. Last year's information may have been preprinted. If you need to make changes, cross out the incorrect information and insert the new information above it. An **officer** must sign the form. **FORM WILL BE RETURNED IF UNSIGNED.**
2. If there are additional directors, attach a list of them to this form.
3. Return the completed form with the $85.00 filing fee. A $50 penalty must be added for failure to file this form by the deadline. An annual list received more than 60 days before its due date shall be deemed an amended list for the previous year.
4. Make your check payable to the **Secretary of State.** Your canceled check will constitute a certificate to transact business per NRS 78.155. If you need the below attachment file stamped, enclose a self-addressed stamped envelope. To receive a certified copy, enclose a copy of this completed form, an additional $20.00 and appropriate instructions.
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FILING FEE: $85.00 **PENALTY: $50.00**

☐ **This corporation is a publically traded corporation. If so, Central Index Key number is:** ________

NAME	TITLE(S)			
JAMES DUANE POLIQUIN	PRESIDENT (OR EQUIVALENT OF)			
P.O. BOX	ADDRESS	CITY	ST.	ZIP
	1103-750 W PENDER ST	VANCOUVER	BC	V6C 2T8
NAME	TITLE(S)			
MORGAN JAMES POLIQUIN	SECRETARY (OR EQUIVALENT OF)			
P.O. BOX	ADDRESS	CITY	ST.	ZIP
	1103-750 W PENDER ST	VANCOUVER	BC	V6C 2T8
NAME	TITLE(S)			
MORGAN JAMES POLIQUIN	TREASURER (OR EQUIVALENT OF)			
P.O. BOX	ADDRESS	CITY	ST.	ZIP
	1103-750 W PENDER ST	VANCOUVER	BC	V6C 2T8
NAME	TITLE(S)			
	DIRECTOR			
P.O. BOX	ADDRESS	CITY	ST.	ZIP

I declare, to the best of my knowledge under penalty of perjury, that the above mentioned entity has complied with the provisions of section 108 of SB8 of the 20th special session of the Nevada Legislature. Acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X Signature of Officer [signature]

Date Sept 8 '03.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date: August 28, 2003